

FEMSA

Shareholder Structure

FMX LISTED NYSE

FEMSAUBD

Safe Harbor Statement

During this presentation management may discuss certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact FEMSA's actual performance.

Current Structure

FEMSA

- In 1998, Mexican securities regulators authorized FEMSA to issue up to 49% of its capital stock in limited-voting shares. However, then-current legislation required that this limit be reduced to 25% by May 11, 2008
- Since 1998, FEMSA's shares have been bundled into two types of units: B Units and BD Units; both of which are listed on the Mexican Stock Exchange. ADRs representing ten BD Units are listed on the NYSE
- B Units are comprised solely of 5 B shares, whereas the BD Units are comprised of 1 B share, 2 D-B shares and 2 D-L shares
  - B shares have full voting rights, D-B and D-L have limited voting rights
  - D-B and D-L shares currently receive a 25% premium on dividends paid to B shares, and have the right to vote on significant corporate matters, as well as the right to name five members of the Board of Directors

Preservation of units to maintain orderly trading

FEMSA

- On May 11, 2008, absent further corporate action, the D-B shares will convert into B shares, and the D-L shares will convert into L shares. Furthermore, both the B and BD Units will be "unbundled" in Mexico
- After the Units unbundle, the B and L shares will trade independently on the Mexican Stock Exchange, and the NYSE-listed ADRs will represent a mix of shares
  - Each ADR will be comprised of 30 B shares and 20 L shares, but there will be no comparable traded security in Mexico
- In order to maintain an orderly trading market in the US and Mexico, FEMSA shareholders may vote to preserve the Unit structure, thereby ensuring that the ADRs continue to represent a security that is also traded in Mexico
- This matter will be presented for a vote at FEMSA's shareholders meeting on April 22, 2008
- The approval of a majority of the UBD and ADR holders, voting as one class, will be required to preserve the Unit trading structure, and FEMSA management recommends that shareholders vote in favor of this proposal

In addition, current regulations allow us to present shareholders with the following election

FEMSA

- In addition to the proposal to preserve the Unit structure, FEMSA shareholders will have the opportunity to collectively choose between two share structures:
  1. Preservation of current share structure (B and D shares)
  2. Implement the conversion of D shares to B and L shares

	1.- MAINTAIN CURRENT STRUCTURE (51 – B / 49 - D)	2.- IMPLEMENT SHARE CONVERSION (75 - B / 25 - L)
Board Members elected by limited-voting shareholders	5	2
25% Dividend Premium to limited-voting shareholders	Preserved	Eliminated

1. Under Mexican Securities Law, all share types are entitled to vote on strategic corporate matters such as mergers, acquisitions or divestitures representing more than 20% of consolidated assets, changes in main lines of business, and delisting of securities
2. Under both scenarios, FEMSA's Control Group maintains ownership of voting shares above 50%

In sum, shareholders have two decisions to make

- FEMSA's Management recommends that shareholders vote in favor of maintaining shares bundled into Units to ensure orderly trading in Mexico and the United States
- Shareholders must also decide whether to preserve the current share structure, or allow the conversion of shares
- Both corporate actions will require a majority vote of each share class
- FEMSA's Voting Trust will vote in accordance with the majority of public shareholders
- FEMSA Management is encouraging your participation at the shareholders meetings to be held on April 22, 2008 so that these two matters can be resolved prior to May 11, 2008